AMERICAN SKANDIA MASTER TRUST

                                DISTRIBUTION PLAN

                  This Distribution Plan (the "Plan") constitutes the written Supplemental Distribution Plan for the various series of American Skandia Master Trust, a Delaware business trust (the "Trust"), adopted pursuant to the provisions of Rule 12b-1 under the Investment Company Act of 1940, as amended (the "Investment Company Act"). During the effective term of this Plan, the Company may incur expenses primarily intended to result in the sale of shares of investment companies that have series that invest all of their investable assets in the Trust (the "Funds") or to maintain or improve account services provided to holders of Fund shares upon the terms and conditions hereinafter set forth:

Section 1. The Trust is an open-end management investment company formed under the laws of the State of Delaware. Beneficial interests in the Trust may be issued in one or more series (each, a "Portfolio"), and may be issued only to other investment companies and certain other entities that are "accredited investors" within the meaning of Regulation D under the Securities Act of 1933.

Section 2. The Company currently offers interests in five series, the ASMT T. Rowe Price International Equity Portfolio, the ASMT Janus Capital Growth Portfolio, the ASMT INVESCO Equity Income Portfolio, the ASMT PIMCO Total Return Bond Portfolio, and the ASMT JPM Money Market Portfolio (each, a "Participating Portfolio"). This Plan shall also apply to any other series of the Trust designated from time to time by the Board of Trustees of the Trust. Where used in this Plan, the term "interests" shall pertain only to beneficial interests in a Participating Portfolio.

Section 3. In order to provide for the implementation of this Plan, the Trust may, to the extent necessary, enter into an amended Placement Agency Agreement (the "Agreement") with American Skandia Marketing, Incorporated ("ASMI") pursuant to which ASMI serves as the placement agent for the Trust's interests. Any modification to such Agreement shall become effective with respect to any Participating Portfolio only upon compliance with Section 12(b) of the Investment Company Act and Rule 12b-1 thereunder as the same may be amended from time to time.

Section 4. The Trust may expend amounts consisting solely of that portion of brokerage commissions paid by the Portfolios in connection with their portfolio transactions that are made available to ASMI or other introducing brokers by broker-dealers executing such portfolio transactions for the benefit of the Participating Portfolios to finance activities principally intended to result in the sale of shares of the Funds. Expenses permitted to be paid pursuant to this Plan shall include, but not necessarily be limited to, the following costs: a. printing and mailing of Fund prospectuses, statements of additional information, any supplements thereto and shareholder reports for existing and prospective shareholders; b. development, preparation, printing and mailing of advertisements, sale literature and other promotional materials describing and/or relating to the Portfolios or Funds and including materials intended either for broker-dealer only use or for retail use; c. holding or participating in seminars and sales meetings designed to promote the distribution of Fund shares; d. marketing fees requested by broker-dealers who sell Fund shares; e. obtaining information and providing explanations to Fund shareholders regarding Portfolio and Fund investment objectives and policies and other information about the Trust and its Portfolios and the Funds and their series, including the performance of the Fund series; f. training sales personnel regarding sales of shares of the Funds; g. personal service and/or maintenance of shareholder accounts with respect to Fund shares attributable to such accounts; and h. financing any other activity that the Trust's Board of Trustees determines is primarily intended to result in the sale of shares of the Funds.

Section 5. This Plan shall become effective only upon compliance with Section 12(b) of the Investment Company Act and Rule 12b-1 thereunder and shall continue in effect for a period of more than one year after it takes effect only so long as such continuance is specifically approved at least annually by a majority of the Board of Trustees and a majority of the Qualified Trustees by votes cast in person at a meeting called for the purpose of voting on continuation of the Plan.

Section 6. ASMI and any other person authorized to direct the disposition of monies paid or payable by the Trust pursuant to this Plan or any related Agreement shall provide to the Board of Trustees, and the Board of Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

Section 7. This Plan may be terminated as to interests in a Participating Portfolio at any time by vote of a majority of the Qualified Trustees or by an interest holder vote in accordance with the Investment Company Act. In the event of such termination, the subject Portfolio shall cease to be a Participating Portfolio upon satisfaction of its outstanding obligations hereunder.

Section 8. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide:
a. that such agreement may be terminated with respect to a Participating Portfolio at any time, without payment of any penalty, by vote of a majority of the Qualified Trustees or by interest holder vote in accordance with the Investment Company Act on not more than 60 days' written notice to any other party to the agreement; and

          b. that such agreement shall terminate automatically in the event of its assignment.

Section 9. This Plan may not be amended to materially change the source of monies from which distribution expenses are paid by the Trust pursuant to
Section 4 hereof, without interest holder approval in accordance with the Investment Company Act and any material amendment to this Plan shall be approved by a majority of the Board of Trustees and a majority of the Qualified Trustees by votes cast in person at a meeting called for the purpose of voting on the amendment. Amendments to this Plan other than material amendments of the kind referred to above may be adopted by a vote of the Board of Trustees, including a majority of Qualified Trustees. The Board of Trustees, by such vote, also may interpret this Plan and make all determinations necessary or advisable for its administration.

Section 10. As used in this Plan, (a) the term "Qualified Trustees" shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms "assignment" and "interested person" shall have the respective meanings specified in the Investment Company Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

Section 11. While this Plan is in effect, the selection and nomination of the Qualified Trustees shall be committed to the discretion of the Qualified Trustees then in office.

Executed as of ___________________, 1999.

                                          AMERICAN SKANDIA MASTER TRUST


                                          By: ________________________________